Exhibit 99.1

BIGLARI HOLDINGS INC.
175 EAST HOUSTON STREET, SUITE 1300
SAN ANTONIO, TEXAS 78205
TELEPHONE (210) 344-3400
FAX (210) 344-3411

SARDAR BIGLARI, CHAIRMAN

December 28, 2010

William L. Johnson
Chairman
Special Committee of the Board of Directors
Fremont Michigan InsuraCorp, Inc.
933 East Main Street
Fremont, Michigan 49412

Dear Bill:

Biglari Holdings Inc. currently owns 9.7% of the outstanding shares of common stock of Fremont Michigan InsuraCorp, Inc. (“Fremont”). On October 11, 2010, Biglari Holdings submitted a proposal to acquire 100% of the issued and outstanding shares of common stock of Fremont that we do not already own for a purchase price of $29 per share in cash. As my partner Phil Cooley and I discussed with you during our meeting on December 1, and also by this letter of December 28, Biglari Holdings reiterates its willingness to acquire Fremont, through a negotiated transaction, for a purchase price of $29 per share in cash. Biglari Holdings is ready to confer in depth with Fremont’s Special Committee concerning the terms of a transaction at a higher value. Plainly, Biglari Holdings is committed to organizing a transaction that would yield maximum value for Fremont shareholders.

As we have previously stated, our proposal is not subject to any financing contingency.  Once a definitive agreement has been reached, we think that regulatory approval can be obtained expeditiously. Biglari Holdings will take all steps to conclude the transaction, which undoubtedly will benefit connected participants. As you know, we are one of the largest shareholders of Fremont, which combined with our financial capabilities, places us in the optimal position to complete this undertaking.

Biglari Holdings reemphasizes that we would run Fremont substantially in accord with its current business strategy and would also maintain Fremont’s valuable employee and agent base, which we view as among the business’ prime assets. We want every member of the Fremont management team, other than the CEO, to remain in place. Our holding company structure would allow Fremont to operate as a subsidiary, resulting in continuity of operations. Further, Biglari Holdings will invest in Fremont to strengthen further its balance sheet.

In short, we believe our proposition provides certainty, liquidity, along with full and fair value for the shareholders of Fremont, as well as stability for its employees, agents and policyholders.

We look forward to hearing from you.

Sincerely,

/s/ Sardar Biglari

Sardar Biglari